United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: CNX Resources Corporation (CNX)

NAME OF PERSONS RELYING ON EXEMPTION: Proxy Impact

ADDRESS OF PERSON RELYING ON EXEMPTION: 5011 Esmond, Richmond, CA 94805

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

CNX Resources Corporation (CNX)

Vote FOR Proposal #5: Report on Lobbying and Policy Influence Activities

Annual Meeting May 4, 2023

CONTACT: Michael Passoff, CEO, Proxy Impact, michael@proxyimpact.com

The Proposal’s Resolved Clause:

RESOLVED: Shareholders request that the Board of Directors annually conduct an evaluation and issue a report (at reasonable cost, omitting confidential or proprietary information) describing if, and how, CNX Resources’ lobbying and policy influence activities (both direct and indirect through trade associations, coalitions, alliances, and other organizations) align with the goal of the Paris Agreement to limit average global warming to “well below” 2°C above pre- industrial levels, and to pursue efforts to limit temperature increase to 1.5°C, and how CNX plans to mitigate the risks presented by any misalignment.

Summary

CNX has acknowledged its concerns about the risks of climate change1 and has committed to reducing the amount of Scope 1 and 2 GHG emissions.2 The Company has taken significant steps to reduce its Greenhouse Gas (GHG) footprint. The “Tangible Impactful Local: 2021 Corporate Responsibility Report” (CRR) highlights these steps:

•	Invested in methane emissions reduction technologies to achieve further reductions in Scope 1 and 2 CO2e emissions beyond the 90% reduction achieved since 2011
•	Tied executive compensation to methane intensity reduction targets
•	Strengthened environmental reporting and disclosure by adopting the TCFD and SASB frameworks
•	Formed a New Technologies team, focused on leveraging existing assets and exploring leading technology to drive carbon capture and methane abatement while creating additional shareholder value

Because climate change is a systemic risk and a global challenge, public policy is playing a critical role in establishing the ground rules that allow companies, such as CNX, the ability to transition to a low-carbon economy. Supportive public policy can significantly enhance a company’s ability to meet its climate related commitments and it has been recognized by investors as central to the urgent need to reduce greenhouse gas emissions in order to reach the temperature goals of the Paris Agreement. Thus, the Company’s public policy engagement and lobbying, both direct and indirect through third party organizations, must be coordinated with its climate strategy and with the Paris Agreement goal.

1 See p. 5 covering risks, contingencies, and uncertainties in CNX Resources’ 2023 Form 10-K report at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001070412/000107041223000015/cnx-20221231.htm

2 See CNX Resources’ Environmental Stewardship statement at https://responsibility.cnx.com/environmental-stewardship.html

Corporate lobbying that is inconsistent with the Paris Agreement presents increasingly material risks to companies and their shareholders, as delays in emissions reductions undermine political stability, damage infrastructure, impair access to finance and insurance, and exacerbate health risks and costs. To help mitigate such risks, it is important for CNX to publicly disclose an analysis of the consistency between its policy engagement and its climate-related goals and those of the Paris Agreement as well as a mitigation strategy to address any misalignment.

While the Company claims that its Environmental, Social and Corporate Responsibility Committee provides “robust oversight” of lobbying activities, this is not listed among their responsibilities in the committee’s charter.3 A more complete description of the governance of public policy engagement is needed.

CNX’s recently published 2022 Corporate Responsibility Report:

•	Does not itemize the Company’s direct and indirect lobbying spending;
•	Does not list all organizations that engage on public policy of which it is a member of, or the positions Company management holds in each;
•	Fails to assess the potential policy advocacy misalignment of its direct and indirect lobbying activities; and
•	Does not describe what CNX would do if misalignment with the goal of the Paris Agreement is identified.

These omissions prevent shareholders from discerning whether the Company’s activities align with the Paris Agreement’s goal and how it is managing risks related to any potential misalignment.

Investors increasingly expect companies to report how their lobbying activities align with the goal of the Paris Agreement, as evident by The Global Standard on Responsible Climate Lobbying4 which is backed by investors and networks representing $130 trillion in assets.

Rationale

1.	Climate change poses significant risks to CNX’s business, and supportive public policy is critical to addressing those risks.

Climate change poses financial, reputational, and physical risks to CNX. The Company’s most recent Annual Report Form 10-K5 primarily focuses on legislation, litigation, and regulation of greenhouse gas emissions at the federal or state level as the principal risks that could adversely affect CNX’s business. It does not address energy transition risk, physical risk, or reputational harm. Although CNX has seemingly acknowledged concerns with climate change risk, it has yet to disclose a clear position on the Paris Agreement or define its position on the need for emissions reductions in line with IPCC guidelines (i.e., achieving net-zero emissions globally by 2050).

3 https://www.cnx.com/cnx/media/governance/ESCR-Committee-Charter_1-26-2021.pdf

4 https://climate-lobbying.com/

5 https://otp.tools.investis.com/clients/us/cnx-resources/SEC/sec-show.aspx?Type=html&FilingId=15551850&CIK=0001070412&Index=10000

Proxy Impact – CNX Resources, Proposal #5 Lobbying and Policy Influence Activities	2

However, mitigating the risks identified by CNX will ultimately depend on more decisively reducing overall greenhouse gas emissions quickly, which will require an accelerated pace by governments to implement meaningful policy frameworks for a low-carbon energy transition.6 Such need for decisive policy related action was recently reiterated in the UN‘s IPCC synthesis report which noted that, although it is still possible, the pathway to achieving the goal of limiting global warming to 1.5 degrees Celsius is rapidly closing.7

2.	Supportive public policies are needed to accomplish the Paris Agreement’s goal and investors are increasingly requesting disclosure of climate lobbying information.

Without robust and supportive public policies, the Paris Agreement’s broader goals, whose achievement is necessary to avoid the most catastrophic impacts of climate change, will not be accomplished. Lobbying by companies in support of climate change action can help accelerate the development and implementation of policies to meet the goals of the Paris Agreement.8 To this end, there is a need for more transparency around companies’ political activity, both direct and indirect, for investors to properly assess the reputational risk and potential damage to shareholder value from any incongruencies identified between a company’s political expenditures and its publicly stated priorities on climate.

In response to this need, investors and investor networks that collectively have more than 3,800 members and signatories representing more than $130 trillion AUM released the Global Standard on Responsible Corporate Climate Lobbying9 (“The Standard”) in April 2022. The Standard is a framework for assessing both direct and indirect corporate lobbying in a relevant, systematic, and credible manner.

Investors backing the Standard have recognized the centrality of ambitious climate policy and responsible corporate climate lobbying to limiting global warming to 1.5⁰C and have understood that the time to demonstrate full application of the responsible corporate climate lobbying standard as a matter of urgency is now.10

6 See ‘Why Climate Lobbying Matters’ on pp. 7-8 of the PRI’s Converging on Climate Lobbying report at https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

7 See the full AR6 Synthesis Report: Climate Change 2023 at https://www.ipcc.ch/report/sixth-assessment-report-cycle/

8 See the London School of Economics Feb. 2022 Policy Brief on Company Lobbying and Climate Change at https://www.lse.ac.uk/granthaminstitute/wp-content/uploads/2022/02/Company-lobbying-and-climate-change_good-governance-for-Paris-aligned-outcomes.pdf

9 See relevant resources at https://climate-lobbying.com/apply-global-standard/

10 See the Investor Statement of Intent: Global Standard on Responsible Climate Lobbying at https://climate-lobbying.com/wp-content/uploads/2022/03/2022_investor-statement-of-intent_GlobalStandard-Responsible-Climate-Lobbying.pdf

Proxy Impact – CNX Resources, Proposal #5 Lobbying and Policy Influence Activities	3

As further evidence, the first Paris Agreement aligned lobbying and political influence proposals were filed in 2021. Thirteen proposals were filed and five of the seven that went to a vote received majority support (Norfolk Southern 76%, United Airlines 65%, ExxonMobil 64%, Delta Air Lines 63%, Phillips 66 62%). In 2022, the number of these proposals increased to 23 but the number of company agreements increased dramatically and all but four were withdrawn. Related to this, there are more than 122 climate change related shareholder proposals filed so far this year – a 54% increase from the total of 79 filed in 2021. Corporate lobbying, political influence and climate change continuesto be a major concern of shareholders and comprises nearly 40% of all environmental or social proposals filed. i

3.	CNX does not adequately disclose: (1) The Company’s position regarding the Paris Agreement on climate change and how the pursuing the Agreement’s goals could affect its own strategy; (2) Information on its direct and indirect climate lobbying activities; and (3) How risks from misalignment would be mitigated.

•	It is difficult to discern the Company’s understanding of the Paris Agreement and its implications for their own intermediate and long-term strategy. A search of the 2022 Corporate Responsibility Report for mention of the Paris Agreement yields nothing. The 2023 Proxy Statement simply notes that the Biden Administration chose to reenter the Agreement. The only other mention is with reference to the shareholder resolution discussed here.

In the board’s Statement of Opposition, they say, “CNX’s activities are intended to align with the goals of the Paris Agreement.” The Proponents could not find that or a similar statement anywhere else in the Company’s disclosures.

Further confusing matters is the statement of CNX’s Chief Executive Officer Nick DeIuliis in an open letter to the proponent of this resolution published on the PositiveEnergy.com website on March 23, 2023.14 In the letter Mr. Deluliis describes the Paris Agreement as follows: “the agreement itself lacks substance and was a nonstarter from the day it was executed. Why bother investing effort in exposing something that will inevitably be exposed as unachievable in the physics-constrained real world?” This “nonstarter” agreement is a legally binding international treaty that has been adopted by 196 countries. It entered into force on November 4th, 2016.

i https://www.proxypreview.org

14 https://www.positiveenergyhub.com/cnx-addresses-shareholder-proposal

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These two statements appear to express conflicting views of the Paris Agreement. Either the chief executive and his Board are misaligned on how to address this risk, which has enormous implications for the Company’s business prospects, or the proxy statement, which is filed with the Securities and Exchange Commission, is misleading to investors.

•	The Company’s disclosure of its lobbying activities is inadequate. While the Statement of Opposition says, “CNX’s annual Corporate Responsibility Report . . . already discloses many of the groups that the Corporation supports or in which the Corporation is a member.” In fact, the CRR does not describe each group but merely reproduces the logos of nine organizations. There is no indication of what the criteria are for inclusion in this list nor is there any way to know if the list is comprehensive.

In the open letter from Mr. Deluliis referenced above, he includes a link to a trade association report.15 The report cannot be found through a search on the Company website, a Google search, nor is it linked from the Corporate Responsibility Report’s section on policy advocacy. In any case, the report itself is inadequate.

o	There is no way to know what period this report covers.
o	It does not explain what the basis is for including these particular organizations and groups.
o	It is not clear if the list includes nonprofit, social welfare, and similar organizations (i.e., 501(c)(3) and 501(c)(4) organizations) or only trade associations.
o	The report does not include the amount paid to each nor the portion used for lobbying.

The Opposition Statement says the Company “does not make earmarked contributions to trade associations.” It is unclear what is meant by “earmarked contributions.” The proponent is concerned with the expenditure of company resources on lobbying through payments to trade associations and other organizations engaged in policy influence. Typically, these groups expend a significant portion of members’ dues on lobbying, and they must report these amounts back to their members since these expenditures are not tax deductible to the members. This has nothing to do with directing amounts to advocacy on specific legislation or rules (“earmarking”). In simply paying these dues, the Company is expending resources on lobbying. The proponent believes that it is prudent for a company to understand what policy positions an organization is promoting or opposing and to analyze whether such activities are aligned with the company’s own strategy.

15 https://www.cnx.com/cnx/media/Pdf/CNX-Lobbying_Trade-Assoc.pdf

Proxy Impact – CNX Resources, Proposal #5 Lobbying and Policy Influence Activities	5

•	When there is misalignment between the lobbying of member organizations and the Company’s strategy, the Company should disclose how it mitigates such misalignment. The CRR report says, “CNX recognizes that our positions do not always completely align with those adopted by these associations, organizations, and work groups.”[16] That is a given, but the question is: what steps will the Company take to address these misalignments?

Analysis of CNX climate policy engagement

InfluenceMap is a nonprofit, non-partisan think tank that operates the world's leading system for tracking corporate climate policy engagement. InfluenceMap rates companies’ policy engagement on a scale of A to F. CNX received an F, the lowest score possible, indicating that the company’s direct engagement on climate policy aligned with the Paris Agreement is highly obstructive.

Their analysis of CNX’s policy advocacy concerningly determined that CNX “actively opposes climate-related policy and strongly disputes the scientific basis of climate change. CNX has strongly and consistently advocated for the long-term role for fossil gas in the energy mix, and opposes the transition to a renewables-dominated energy mix both in the US and globally.” Furthermore, “CNX has strongly negative top-line messaging on climate policy. Throughout 2022-2023, CNX CEO Nick DeIuliis has consistently denied the basis of climate science, the causal relationship between human activity and climate change, and perpetuated misinformation to discredit climate science.”17

InfluenceMap was unable to comment on the Company’s indirect lobbying through third parties, such as trade associations, because those organizations of which CNX is a member are not currently tracked by InfluenceMap’s database.

Comparison to peers

CNX peer companies provide robust reporting of their memberships in organizations engaged in policy advocacy. For example, see the lobbying spending reports of APA,18 Pioneer,19 and Williams.20 Other companies provide detailed reporting on their policy alignment with the advocacy organizations they support. These include: BP, CSX, Ford Motor Company, GM, Dominion Energy, and Shell.21

16 https://responsibility.cnx.com/assets/pdf/CNX-2021CR.pdf, p. 19.

17 https://lobbymap.org/company/CNX-Resources-f4c703865641d95db5d433d2c9e66f4d/projectlink/CNX-Resources-in-Climate-Change-420919a461fbf801ac7eae2e4cae4764

18 https://apacorp.com/wp-content/uploads/2022/03/APA_Political_Contributions_and_Lobbying_Disclosures_2021.pdf

19 https://www.pxd.com/sites/default/files/files/2021-National%20and%20State%20Trade%20Associations.pdf

20 https://www.williams.com/wp-content/uploads/sites/6/2022/05/2021-Trade-Dues-Attributable-to-Lobbying-Final.pdf

21 See Dominion Energy’s report at https://www.dominionenergy.com/-/media/pdfs/global/reports/lobbying-and-trade-association-report#:~:text=We%20plan%20to%20publish%20our,natural%20gas%20business%20by%2038%25. BP’s report at

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In their opposition statement, the Company claims that producing a report as requested in the proposal would be excessively burdensome. They say, “A simple online search by the shareholder proponent would provide it with the answers it seeks about CNX’s lobbying and policy influence activities.” If finding the information shareholders seek is so simple, why is producing a report so difficult? In fact, “a simple online search” does not reveal the trade associations of which the Company is a member. Nor does it reveal whether the lobbying of those organizations is aligned with the Company’s strategy and the goals of the Paris Agreement (with which the Board says the Company’s activities are intended to align.) Providing the information sought by shareholders could be simply a matter of expanding the lobbying section of the CRR.

Conclusion

For all of the above reasons, we believe that CNX’s disclosure regarding lobbying and public policy advocacy are inadequate to protect shareholder interests. Issuing the requested report would allow CNX to not only meet the expectations of investors, but also to join the leaders among its peers in the business community.

Vote FOR proposal #5, Report on CNX’s Lobbying and Policy Influence Activities

https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/sustainability/our-participation-in-trade-associations-climate-review-2022.pdf. Shell’s report at https://www.shell.com/sustainability/transparency-and-sustainability-reporting/advocacy-and-political-activity/_jcr_content/root/main/section/simple/text_800206308.multi.stream/1661166330523/70bc86bec4405bfae32d6b0561cb8262a9af7422/industry-associations-climate-review-update-new.pdf. CSX’s report at https://www.csx.com/share/wwwcsx15/assets/File/About_Us/CSX-Industry-Association-and-Climate-Review-final.pdf. Ford Motor Company’s report at https://corporate.ford.com/content/dam/corporate/us/en-us/documents/reports/Political-Disclosure-Report-2021.pdf. GM’s report at https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc.

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